JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

03 August 2005

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTARY INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **EBT Release - 15 July 2005**
2. **SABMiller and Bavaria Announce a Major Transaction in Latin America - 19 July 2005**
3. **Scottish & Newcastle PLC - 21 July 2005**
4. **SABMiller to invest £30 million to promote key brands in the UK - 21 July 2005**
5. **SABMiller AGM Trading Statement - 28 July 2005**
6. **SABMiller plc - Results of polls at AGM - 28 July 2005**
7. **SABMiller plc - Directorate changes - 29 July 2005**

Cont./...2

8. **Notification of transactions of directors, persons discharging managerial responsibility of connected persons - Mr A O C Tonkinson 01 August 2005**

9. **Notification of transactions of directors, persons discharging managerial responsibility of connected persons - Mr N J Adami 01 August 2005**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

REG-SABMiller PLC Director/PDMR Shareholding
Released: 15/07/2005

RNS Number:9181O
SABMiller PLC
15 July 2005

SABMiller plc

Notification of Transactions of Directors in accordance with DR3.1.4R
Notification of directors' interests: Companies Act 1985 s329

EBT Release

The independent trustee of the SABMiller plc Employment Benefit Trust (the "EBT"), notified the company on 13 July 2005 that it had on the 12 July 2005 exercised its discretion and released 400,000 ordinary shares in SABMiller plc to executive directors participating in the Performance Share Award Scheme. These shares relate to exceptional conditional awards made on 9 July 2002 to the Group CEO, Mr. E.A.G. Mackay and the Group CFO, Mr. M.I. Wyman, as previously approved by shareholders at the company's EGM on 01 July 2002.

The shares were released in line with the Remuneration Committee's decision on 17 May 2005 that all 400,000 special performance shares would vest on the third anniversary date of the award, having both met the TSR and overall financial performance conditions in full and recognising that both Mr. Mackay and Mr. Wyman would still be in service on the anniversary date.

Director	Shares released to director	Shares sold on behalf of the directors to meet PAYE and NIC liability	Shares retained by director
Mr. E.A.G. Mackay	240,000	98,457	141,543
Mr. M.I. Wyman	160,000	65,638	94,362

Price per share for shares sold:	£8.77 per ordinary share
Date of sale:	13 July 2005
Date company informed of sale:	14 July 2005

The revised total shareholding for each director pursuant to the release of shares under the EBT and subsequent sale to meet PAYE and NIC liability, is as follows

Director	Beneficial Holding
Mr. E.A.G. Mackay	249,751
Mr. M.I. Wyman	260,598

The shares sold on behalf of the directors to meet PAYE and NIC liability were purchased by the EBT. Following these transactions, the EBT holds a total of 3,679,317 ordinary shares in SABMiller plc in which certain senior employees, including the following directors and Persons Discharging Managerial Responsibility ("PDMR's"), have an interest as potential beneficiaries: Mr. E.A.G. Mackay, Mr. M.I. Wyman, Mr. N.J. Adami, Ms. S. Clark, Dr. A. Clark, Mr. J Nel, Mr. A.C. Parker, Mr. A.O.C. Tonkinson, Mr. C.A. van Kralingen.

This information is provided by RNS

END

RDSEAPXSFFASEEE

REG-SABMiller PLC Major Transact. in Latin Am.
Released: 19/07/2005

RECEIVED

RNS Number:0237P
SABMiller PLC
19 July 2005

Ref: 14/2005

Not for release, publication or distribution, in whole or in part, in or into or from Australia, Canada or Japan

SABMILLER and Bavaria ANNOUNCE A MAJOR TRANSACTION IN LATIN AMERICA

London and Johannesburg, 19 July 2005. SABMiller plc ("SABMiller") announces a major investment in Latin America through a transaction with the Santo Domingo Group (the "SDG") in which SABMiller will obtain a controlling interest in Bavaria S.A. ("Bavaria") (the "Transaction"). The Transaction will be effected by way of a merger, and will result in the SDG owning an economic interest of approximately 15.1% in SABMiller. The implied equity value of Bavaria is $4.8 billion and, including net debt and minority interests, the total implied enterprise value for 100% of the Bavaria group is approximately $7.8 billion.

Bavaria is the second largest brewer in South America with leading market positions in Colombia (99% of the beer market), Peru (99%), Ecuador (93%) and Panama (79%) where its key brands are Aguila, Cristal, Pilsener and Atlas, respectively. The combined business will have annual beer volumes of approximately 175 million hectolitres, pro forma aggregated net revenues of approximately $12.5 billion and pro forma aggregated EBITDA of approximately $3.5 billion.

Bavaria is highly complementary to SABMiller's existing operations and provides access to a major additional source of profitable growth in one of the global beer industry's most strategically important and fastest growing regions. The Andean region of South America is forecast to achieve a compound annual growth rate in beer volumes of 4% over the next five years, well in excess of the global industry average of approximately 2%.

Following the Transaction, SABMiller will have a leading position in South America, in addition to its existing strong positions in the USA, Europe, Africa and Asia, establishing SABMiller as a leading brewer across 5 continents. Bavaria will further diversify SABMiller's existing portfolio of businesses and brands in highly attractive growth markets.

SABMiller has a successful track-record and demonstrable experience in the management of comparable operations in developing markets. It believes that the application of its best operating practices will enable it to generate significant earnings enhancement in Bavaria, continuing the positive revenue and earnings momentum that Bavaria has experienced in the last several years. SABMiller intends to reduce Bavaria's operating costs and invest in the development of a portfolio of distinct and differentiated brands to drive further revenue growth.

Annual cost synergies and operating improvements are estimated to reach $120 million by March 2010. SABMiller also expects substantial profit improvements from revenue enhancement initiatives over the same period.

On a pro forma basis, the Transaction is expected to be earnings per share accretive, before cost and revenue synergies for the pro forma financial year ending 31 March 2006.

The Board is confident that the IRR of the Transaction is comfortably in excess of its cost of capital and that based upon its assumptions, the Transaction will generate positive economic profit by the fifth or sixth full financial year of ownership.

The Transaction

Pursuant to a merger between a subsidiary of BEVCO LLC ("BC") (the holding company of the SDG's interest in Bavaria) and a wholly owned subsidiary of SABMiller, SABMiller will obtain BC's indirect 71.8% interest in Bavaria and will issue 225 million SABMiller ordinary shares (the "Consideration Shares") with a value of approximately $3.5 billion to the SDG based on a weighted average US$ SABMiller share price agreed between the parties. As a result, BC will own an economic interest of approximately 15.1% in SABMiller and will be subject to a five year lock-up, subject to certain exceptions including limited disposals from the third year. BC will have the right to nominate two directors for appointment to the SABMiller Board. In addition, Alejandro Santo Domingo and Carlos Alejandro Perez, members of the executive committee of Bavaria's Board, will serve as Vice Chairmen of a newly created board which will have oversight of SABMiller's operations in Latin America.

Following completion of the Transaction, SABMiller will make a cash offer to acquire the shares held by minority public shareholders of Bavaria in Colombia, at a price per Bavaria share of $19.48, which is the value per share that was used as a reference for the Transaction. SABMiller will also make a cash offer to acquire the listed voting "A" shares in Bavaria's subsidiary in Peru, and has agreed to acquire for cash certain minority interests in certain other subsidiaries. The total cash requirement for these transactions (together the "Minority Transactions") is estimated to be approximately $2.1 billion.

Financial information

Bavaria's turnover and EBITDA for the year ended 31 December, 2004 under Colombian GAAP was $1,904 million and $797 million respectively. In the first quarter of 2005, Bavaria reported an increase in turnover of 18% to $496 million and an EBITDA increase of 24% to US$212 million. On this basis, Bavaria's last twelve months EBITDA to 31 March 2005 was $837 million. Trading in the second quarter of 2005 has been strong and Bavaria expects to show a higher year on year growth rate than that achieved in the first quarter of the year.

On an IFRS basis, the estimated underlying EBITDA of Bavaria for the year ended 31 December 2004 was approximately $737 million. The principal differences between Bavaria's Colombian GAAP and IFRS EBITDA for the 2004 year relate to reclassification of items shown as non operating costs under Colombian GAAP to operating costs under IFRS.

As at 31 December 2004 Bavaria had gross assets of approximately $5.2 billion, profit before tax of $430 million and net debt of $1.9 billion on an IFRS basis. The combined business will have a strong balance sheet with an estimated pro forma net debt to aggregated EBITDA ratio of approximately 1.8 times, supported by strong cash flow generation.

Commenting on the Transaction, Graham Mackay, Chief Executive of SABMiller, said:

"We are excited by the enhanced prospects for growth, in a strategically important market, which the combination with Bavaria brings. We are confident that together the business will generate considerable benefits for all stakeholders.

"We are delighted to welcome the Santo Domingo Group and the management and employees of Bavaria to the SABMiller group. I believe that they will provide a significant contribution to the future success of SABMiller. Through this transaction, we will be one of the largest international investors in the Andean region, and we look forward to playing an important role in the welfare of these local communities."

Commenting on the Transaction, Julio Mario Santo Domingo, Chairman of Bavaria said:

"We are enthusiastic about joining forces with SABMiller. SABMiller has an excellent strategy and a strong management team with a demonstrated track record for creating shareholder value, through continued growth and increasing profitability in both developing and developed markets.

"The Bavaria management team and all the employees at Bavaria deserve credit and acknowledgement for their successful transformation of the company into the second largest brewer in South America.

"We are particularly proud of the fact that, for the first time, Colombian interests will have such an important role in a company of the size and magnitude of SABMiller and that SABMiller will establish their South American regional headquarters in Bogota."

The Transaction is conditional upon the approval of SABMiller's shareholders and upon there having been no material adverse change in the businesses of Bavaria or SABMiller. A circular is expected to be posted to shareholders within three to four months and, if approved by shareholders, completion of the Transaction will follow within two business days of the Extraordinary General Meeting.

Altria, SABMiller's largest shareholder with 24.99% of the current voting rights in SABMiller, is fully supportive of the Transaction.

Merrill Lynch is acting as financial adviser to SABMiller. JPMorgan Cazenove is acting as corporate broker and provided certain other advice to the Company. Merrill Lynch is acting as joint corporate broker to the Transaction.

Lehman Brothers, Morgan Stanley and Citigroup are acting as financial advisers to BC. Citigroup, Lehman Brothers and Morgan Stanley are acting as financial advisers to SDG.

This summary should be read in conjunction with the full text of the following announcement.

This announcement, a copy of the slide presentation and video interviews with management, including SABMiller Chief Executive, Graham Mackay, are available on the SABMiller website at www.sabmiller.com and at www.cantos.com, also available in audio and full transcript.

There will be an analyst presentation beginning at 10.00 am BST in the Auditorium, Merrill Lynch Financial Centre, 100 Newgate Street, London. In

Johannesburg there will be a video link to the presentation in London (11.00 am local time) in the Jacaranda Room, Intercontinental Sandton Sun and Towers, Fifth Street, Sandown, Sandton. The live webcast of the presentation will be available on www.sabmiller.com in both English and Spanish languages.

Analyst presentation dial-in (allowing participation in Q&A) : +44 20 7365 1856, access code: 5634297£

Replay facility: +44 20 7784 1024, access code: 5634297£ (available for 7 days).

For the Americas, there will be an analyst audio webcast at 10:00 EDT with a conference call allowing participation in Q&A. This audio webcast will be available on www.sabmiller.com.

Americas presentation dial-in (allowing participation in Q&A): +1 718 354 1172, access code: "SABMiller"

Replay facility: +1 718 354 1112, access code: 8724794 (available for 7 days).

Both presentations will also be webcast live on www.sabmiller.com.

For further information, please contact:

SABMiller plc		Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Mob: +44 7850 285471
Gary Leibowitz	Vice President, Investor Relations	Mob: +44 7717 428540
Nigel Fairbrass	Head of Media Relations	Mob: +44 7799 894265

Maitland		
Philip Gawith		Tel: +44 20 7379 5151
Suzanne Bartch		

Merrill Lynch		Tel: +44 20 7628 1000
Simon Mackenzie-Smith	Managing Director	
Federico Aliboni	Managing Director	
Mark Astaire	Managing Director (Corporate Broking)	

JPMorgan Cazenove (Corporate broker)		Tel: +44 20 7588 2828
David Mayhew	Chairman	
Ian Hannam	Managing Director	
Arjun Khullar	Director	

High resolution images are available for the media to view and download free of charge from www.vismedia.co.uk. B-roll material will be made available free of charge at 07:15 GMT to 07:30 GMT and also 14:00 GMT to 14:15 GMT on APTN Global Video Wire. B-roll material will also be made available via BT Tower FL / PUF 29 at 07:15 GMT to 07:30 GMT.

This announcement has been issued by SABMiller and is the sole responsibility of SABMiller.

Merrill Lynch is acting for SABMiller in connection with the proposed transaction and no one else and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of Merrill Lynch nor for providing any advice in relation to the transaction.

JPMorgan Cazenove is acting for SABMiller in connection with the proposed transaction and no one else and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of JPMorgan Cazenove nor for providing any advice in relation to the transaction.

Lehman Brothers, Morgan Stanley and Citigroup are acting for BC in connection with the proposed transaction and no one else and will not be responsible to anyone other than BC for providing the protections afforded to clients of Lehman Brothers, Morgan Stanley and Citigroup, or for providing any advice in relation to the transaction. Citigroup, Lehman Brothers and Morgan Stanley are acting for SDG in connection with the proposed transaction and no one else and will not be responsible to anyone other than SDG for providing the protections afforded to clients of Citigroup, Lehman Brothers and Morgan Stanley, or for providing any advice in relation to the transaction.

This announcement is for information only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice or an inducement to enter into investment activity. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire SABMiller securities in any jurisdiction.

The distribution of this announcement may be restricted by law. Persons into whose possession this announcement comes are required by SABMiller to inform themselves about and to observe any such restrictions.

This announcement includes 'forward-looking statements'. These forward-looking statements contain the words "anticipate", "believe", "intend", "estimate", " expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding SABMiller's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to SABMiller's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of SABMiller to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding SABMiller's present and future business strategies and the environment in which SABMiller will operate in the future. These forward-looking statements speak only as at the date of this announcement. SABMiller expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in SABMiller's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SABMILLER AND BAVARIA ANNOUNCE A MAJOR TRANSACTION IN LATIN AMERICA

Introduction

SABMiller has entered into a transaction with the SDG through which SABMiller will obtain a controlling interest in Bavaria through a merger. As a result, BC

will own an economic interest of approximately 15.1% in SABMiller and will be subject to a five year lock-up, subject to certain exceptions including limited disposals from the third year.

Bavaria is the second largest brewer in South America with leading market positions in Colombia (99% of the beer market), Peru (99%), Ecuador (93%) and Panama (79%). The company also operates a malt plant in Chile and produces beverages in Bolivia and Costa Rica.

Bavaria's turnover and EBITDA for the year ended 31st December, 2004 under Colombian GAAP was $1,904 million and $797 million respectively. Bavaria is listed on the Colombian Stock Exchange and also has listed subsidiaries in Peru and Ecuador.

Terms of the Transaction

SABMiller and BC entered into an agreement and plan of merger (the "Merger Agreement") on 18 July 2005, under which a wholly owned subsidiary of SABMiller will be merged with a subsidiary of BC under Delaware law and will thereby obtain BC's indirect 71.8% interest in Bavaria. In return, SABMiller will issue to BC 225 million new ordinary shares, representing an economic interest of approximately 15.1% in SABMiller. Based on SABMiller's historical average share price and the weighted average £/$ exchange rate over the period agreed between the parties, the value of the SDG stake is approximately $3.5 billion.

Following completion of the Transaction, SABMiller will make a cash offer to acquire all the shares held by minority public shareholders of Bavaria in Colombia at a price per Bavaria share of $19.48 ("the Colombian Minority Offer "), which is the value per share that was used as a reference for the Transaction. Assuming a 100% acceptance for the Colombian Minority Offer, the total cash requirement is estimated to be approximately $1.4 billion. SABMiller has entered into agreements with Bavaria minority shareholders holding approximately 3.7% of the shares in Bavaria, pursuant to which they have undertaken to accept the Colombian Minority Offer in respect of their shareholdings. In addition, SABMiller will acquire the outstanding minority interest in Cerveceria Leona S.A. ("Leona"), a subsidiary in Colombia, for $176 million in cash on completion.

SABMiller will also make a cash offer to acquire the listed voting "A" shares in Bavaria's subsidiary in Peru, U.C.P. Backus y Johnston S.A.A. ("B&J") representing the remaining 24% of the voting interest of B&J and the minority interests of its listed subsidiaries in Ecuador ("the Peru and Ecuador Offers"). SABMiller has entered into an agreement with a major shareholder owning 24% of the listed voting "A" shares in B&J, pursuant to which they have undertaken to accept the offer in respect of its shareholdings for $470 million in cash. SABMiller has estimated that, assuming a 100% acceptance for the Peru and Ecuador Offers, the total cash requirement for the Peru and Ecuador Offers is approximately $555 million.

As of Monday, 18 July 2005, the last practicable date before this announcement, the implied value of 100% of the equity of Bavaria was approximately $4.8 billion. Including net debt of approximately $1.9 billion as at 31 December 2004 and minority interests of $1.0 billion, the total implied enterprise value for the full economic interest in Bavaria and all of its subsidiaries and associates, is approximately $7.8 billion.

The Transaction is conditional upon the approval of SABMiller's shareholders and upon there having been no material adverse change in the businesses of Bavaria or SABMiller. A circular is expected to be posted to shareholders within three to four months and, if approved by shareholders, completion of the Transaction will follow within two business days of the Extraordinary General Meeting.

Rationale for the Transaction

Bavaria is the second largest brewer in South America with leading market positions in Colombia, Peru, Ecuador and Panama. The company also operates a malt plant in Chile and produces beverages in Bolivia and Costa Rica.

Since 2001, Bavaria has executed a successful international expansion program that has culminated in the consolidation of its leadership positions in the Andean region. This strategy, combined with a strong emphasis in adopting best practices and focusing on the consumer and their needs, has increased Bavaria's EBITDA from $262 million in 2000 to $797 million in 2004 and has positioned Bavaria to continue to generate strong sales and earnings growth.

Bavaria is highly complementary to SABMiller's existing operations and provides access to a major additional source of profitable growth in one of the industry's most strategically important and fastest growing regions. The Andean region of South America is forecast to achieve a compound annual growth rate in beer volumes of 4% over the next five years, well in excess of the global industry average of approximately 2%, based on population growth, attractive demographics and economic growth, which will drive improvements in per capita consumption. The addition of Bavaria's highly attractive growth markets to SABMiller's existing portfolio will diversify the company's revenues and earnings.

SABMiller has a successful track-record and demonstrable experience in the management of comparable operations in developing markets. It believes that the application of its best operating practices will enable it to generate significant earnings enhancement in Bavaria, continuing the positive revenue and earnings momentum that Bavaria has experienced in the last several years. SABMiller intends to reduce Bavaria's operating costs and invest in the development of a portfolio of distinct and differentiated brands to drive further revenue growth.

Annual cost synergies and operating improvements are estimated to reach $120 million by March 2010. SABMiller also expects substantial profit improvements from revenue enhancement initiatives over the same period.

Overview of Bavaria

Bavaria, with beer and malt beverage volumes of 28.6 million hectolitres for the fiscal year ended 31 December 2004, is the second largest brewer in South America, as well as being the largest brewer in the Andean region. Bavaria operates 16 breweries, and enjoys significant market shares in each of its countries of operation: Colombia (99%), Peru (99%), Ecuador (93%) and Panama (79%). The strength of these market shares is supported by established local brands, a well-invested production base and efficient distribution networks. Bavaria's key brands include Aguila, Cristal, Pilsener and Atlas, which are market leaders in these respective countries. In addition to its brewing interests, in the fiscal year 2004 Bavaria produced 5.7 million hectolitres of water, juices, soft drinks and milk.

Bavaria is listed on the Colombian Stock Exchange.

In addition to its own brewing operations in Colombia, Bavaria has a number of

controlling interests in the region, including a 69% interest in Leona (Colombia), a 76% voting interest and a 42% economic interest in publicly-listed B&J (Peru), a 94% interest in Compania de Cervezas Nacionales C.A. ("CCN") and a 74% interest in Cerveceria Andina S.A. ("Andina") (Ecuador), and a 92% interest in Cerveceria Nacional S.A. ("CNP") (Panama). Following completion of the Colombian Minority Offer and the Peru and Ecuador Offers (if all are accepted in full) and other minority acquisitions, SABMiller will have a 100% interest in Bavaria and in Leona, a 100% voting interest and a 57% economic interest in B&J, a 100% interest in CCN and Andina, and a 92% interest in CNP.

Financial information

Bavaria's turnover and EBITDA for the year ended 31 December, 2004 under Colombian GAAP was $1,904 million and $797 million respectively. In the first quarter of 2005, Bavaria reported an increase in turnover of 18% to $496 million and an EBITDA increase of 24% to US$212 million. On this basis, Bavaria's last twelve months EBITDA to 31 March 2005 was $837 million. Trading in the second quarter of 2005 has been strong and Bavaria expects to show a higher year on year growth rate than that achieved in the first quarter of the year.

On an IFRS basis, the estimated underlying EBITDA of Bavaria for the year ended 31 December 2004 was approximately $737 million. The principal differences between Bavaria's Colombian GAAP and IFRS EBITDA for the 2004 year relate to reclassification of items shown as non operating costs under Colombian GAAP to operating costs under IFRS.

As at 31 December 2004 Bavaria had gross assets of approximately $5.2 billion, profit before tax of $430 million and net debt of $1.9 billion on an IFRS basis. The combined business will have a strong balance sheet with an estimated pro forma net debt to aggregated EBITDA ratio of approximately 1.8 times, supported by strong cash flow generation.

Adding value to Bavaria

The board of SABMiller believes that the strengths of Bavaria and the beer markets of the Andean region can be further developed through the introduction of SABMiller's best operating practices and management skills. SABMiller's record in developing and managing businesses in high growth emerging markets and of successfully introducing best operating practices should create opportunities for increased value creation in Bavaria.

SABMiller expects to improve Bavaria's performance through the following initiatives:

- Category leadership

Generate sustained per capita consumption growth through rejuvenation of brand identities and packaging, curtailed price increases, upgrade of returnable container population and significant increase in marketing investment.

- Brand portfolio development

Develop a balanced portfolio of distinct and differentiated brands at price points that capture perceived consumer value. Specifically, expand the worthmore segment through the introduction of premium brands and packs.

- Channel marketing management

Increase channel effectiveness through the tailoring of marketing and sales activities by retail channels segmented and prioritised according to consumer profile and consumption behaviour.

- Pricing management

Differentiate pricing by channel, pack and geography, leveraging greater understanding of price and income elasticities.

- Operational efficiencies

Reduce both variable and fixed costs through improved operational efficiencies and procurement arising from the introduction of SABMiller's best operating practices.

Strategic Fit

In addition to the positive characteristics of the existing Bavaria business and the opportunity to further improve Bavaria's business performance, the Transaction brings other significant benefits to SABMiller:

- Provides additional leading positions in fast-growing markets

Over the period 2006 to 2010, it is estimated that 68% of the world volume growth of beer consumption will be driven by 12 key countries (including Colombia). SABMiller currently has an 11% share of these countries. Following the Transaction, this share will increase to close to 13%.

- Establishes SABMiller as the second largest brewer in South America

The merger with Bavaria, added to SABMiller's existing Central American operations, provides a strong platform from which to exploit growth opportunities across both the beer and soft drinks markets.

- Enhances SABMiller's geographical diversification

Bavaria provides a further profit pool to diversify SABMiller's operating profile. Following the Transaction, Latin America will account for 21% of the enlarged group's proforma EBITA compared with 34% in South Africa, 16% in the USA, 13% in Africa and Asia and 16% in Europe.

- Enhances SABMiller's earnings per share

On a pro forma basis, the Transaction is expected to be earnings per share accretive, before cost and revenue synergies for the pro forma financial year ending 31 March 2006.

The Board is confident that the IRR of the Transaction is comfortably in excess of its cost of capital and that based upon its assumptions, the Transaction will generate positive economic profit by the fifth or sixth full financial year of ownership.

Management and Integration

The SABMiller regional headquarters will be in Bogota, Colombia. Barry Smith, a senior member of SABMiller's executive team will be appointed to head the regional group. Mr Smith is currently an Executive Vice President at the Miller Brewing Company and was previously Managing Director of SABMiller's business in Poland.

Alejandro Santo Domingo and Carlos Alejandro Perez, members of the executive committee of Bavaria's Board, will serve as Vice Chairmen on a newly created board which will have oversight of SABMiller's operations in Latin America, bringing further experience and local knowledge to SABMiller's management team.

Information on SABMiller

SABMiller is one of the world's largest brewers with 2004/5 lager sales volumes in its financial year ended 31 March 2005 in excess of 148 million hectolitres, and has a brewing presence in over 40 countries across four continents, a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group generated $2,194 million pre-tax profit from a turnover of $14,543 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Agreements

Summary of the principal terms of the Merger Agreement

SABMiller and BC entered into an agreement and plan of merger (the "Merger Agreement") on 18 July 2005, under which a wholly owned subsidiary of SABMiller will be merged with a subsidiary of BC and will thereby obtain control over 71.8% of Bavaria, in consideration for which SABMiller will issue to BC 225 million new ordinary shares in SABMiller, representing an economic interest of approximately 15.1% in SABMiller.

Completion of the Transaction is conditional on the approval of SABMiller's shareholders, and on there having been no material adverse change in the businesses of SABMiller or of Bavaria between the date of the Merger Agreement and completion.

BC has given a range of warranties and indemnities to SABMiller in respect of

Bavaria and its subsidiaries and their businesses which are conventional for a transaction of this nature, and SABMiller has given a similar but less extensive range of warranties concerning SABMiller's business. Bavaria and SABMiller will conduct their businesses in the ordinary course between signing and completion, and SABMiller will be consulted by BC on all major business decisions and developments during this period.

SABMiller has agreed that if the Transaction is not approved by SABMiller shareholders, SABMiller will pay to BC an amount equal to up to $20 million as reimbursement for fees and expenses of BC and its direct and indirect affiliates in connection with this Transaction. A fee of $100 million (less any amounts paid pursuant to the reimbursement of expenses) will be paid if the Transaction is not approved by SABMiller's shareholders in circumstances where, before the SABMiller Extraordinary General Meeting, any person has made an offer for SABMiller, or has proposed any other business transaction or combination involving SABMiller which is conditioned upon the Transaction not being completed or if SABMiller's board of directors withdraws or modifies its recommendation to SABMiller's shareholders to vote for the Transaction.

Following completion of the Transaction, SABMiller will make a cash offer to acquire all the shares held by minority public shareholders of Bavaria in Colombia at a price per Bavaria share of $19.48, which is the value per share that was used as a reference for the Transaction. Assuming a 100% acceptance for the Colombian Minority Offer, the total cash requirement is estimated to be approximately $1.4 billion. SABMiller has entered into agreements with Bavaria minority shareholders holding approximately 3.7% of the shares in Bavaria, pursuant to which they have undertaken to accept the Colombian Minority Offer in respect of their shareholdings. In addition, SABMiller will acquire the outstanding minority interest in Leona for $176 million in cash on completion.

SABMiller will also make a cash offer to acquire the listed voting A shares in Bavaria's subsidiary in B&J, representing a 24% voting interest in B&J, and the minority interests of its listed subsidiaries in Ecuador ("the Peru and Ecuador Offers"). SABMiller has entered into an agreement with a major shareholder owning 24% of the listed voting "A" shares in B&J, pursuant to which it has undertaken to accept the offer in respect of its shareholdings for $470 million in cash. SABMiller has estimated that, assuming a 100% acceptance for the Peru and Ecuador Offers, the total cash requirement for these transactions is approximately $555 million.

As of Monday, 18 July 2005, the last practicable date before this announcement, the implied value of 100% of the equity of Bavaria was $4.8 billion. Including net debt of approximately $1.9 billion as at 31 December 2004 and minority interests of $1.0 billion, the total implied enterprise value for the full economic interest in Bavaria and all of its subsidiaries and associates, is approximately $7.8 billion.

Summary of the principal terms of the Relationship Agreement

BC and SABMiller will enter into a relationship agreement (the "Relationship Agreement") at completion, under which BC:

- will have the right to nominate two representatives as non-executive directors of SABMiller, subject to the level of its economic interest in SABMiller and the retention of its Consideration Shares;

- will agree not to sell any shares in SABMiller for a five year period, subject to certain exceptions, including the right to sell one-fifth of BC's shareholding in any rolling twelve month period for the third to the fifth years of the five year period, subject to orderly market arrangements (which also apply to all other permitted disposals);

- will not have its ownership transferred out of the SDG;

- will agree to appropriate worldwide non-compete restrictions in the beverage sector; and

- will be offered appropriate regional and in-country non-executive roles for key members of the SDG.

The lock up provisions in the Relationship Agreement may give rise to a deemed concert party between BC and persons connected with BC on the one hand, and SABMiller, and the board of SABMiller and persons connected with them on the other hand. Accordingly, the Relationship Agreement will provide that if circumstances arise where any interest in shares in SABMiller is acquired by SABMiller or persons connected with SABMiller, such that (when taken together with the shares in SABMiller in which SABMiller and persons connected with SABMiller are then interested aggregated with the shares in SABMiller then held by BC and persons connected with BC) the aggregate voting interest of all those persons exceeds 29.99%, the lock up restrictions described above will cease to apply. There is no formal or informal agreement or relationship existing between Altria and BC in relation to SABMiller. BC has also undertaken in the Relationship Agreement not to enter into any agreement or undertaking (whether formal or informal) with any party as a result of which BC, or any person acting in concert with BC, shall become obliged to make any mandatory offer for SABMiller or shall become, or shall be deemed to be, acting in concert.

The Relationship Agreement has no fixed term, but ceases to apply if BC no longer has the right to nominate any representatives as non-executive directors of SABMiller.

Board of Directors

If BC exercises its right to nominate two directors for appointment to the board of SABMiller, the composition of the Board will no longer be in compliance with the requirements of the Combined Code, because a majority of non-executive directors of SABMiller will not be "independent" for the purposes of the Combined Code. SABMiller believes that this departure from the Combined Code is justified in light of the strategic importance of the Transaction.

Regional Board and Management Team

SABMiller intends to establish a regional Board to discuss strategic and key operating issues relating to SABMiller Latin America, the consolidated results of the SABMiller Latin America group and to explore and evaluate consolidation opportunities in the beverage sector. BC will have two representatives as Vice Chairmen on this regional Board, which will be chaired by the Chief Executive of SABMiller. In addition, BC will nominate two directors for appointment to the board of Bavaria in Colombia, who will be elected as Chairman and Vice Chairman, and there may be representation on the country Boards, where appropriate. The SDG will therefore continue to play a key role in the development of the business on an ongoing basis.

Financial reporting

SABMiller will continue to publish financial statements denominated in US dollars and prepared in accordance with IFRS. The financial year-end will continue to be 31 March. SABMiller's interim results prepared in accordance with IFRS for the first six months of 2005, are due to be announced in November 2005. Bavaria is expected to publish its 2005 first half results in Colombian GAAP on or around 29 July 2005.

Employees

SABMiller and Bavaria currently employ approximately 52,000 people in aggregate worldwide.

SABMiller believes that its people are its enduring advantage and has well developed strategic people resourcing capabilities and organisational practices. These include performance management processes that ensure clear alignment with strategy and encourage employee accountability. SABMiller is committed to developing its people and providing opportunities for advancement.

The existing employment terms and conditions, including pension rights, of Bavaria's employees, will be appropriately safeguarded. Both SABMiller and Bavaria will continue to inform and, where appropriate, consult with relevant employee organisations regarding the Transaction in accordance with applicable legal and contractual requirements.

SABMiller recognizes that operating in a socially and environmentally responsible manner is both an ethical duty and a key to sustained growth and superior shareholder returns. The development and welfare of its people and the communities in which it operates is therefore central to SABMiller's philosophy.

Altria

Altria, SABMiller's largest shareholder with 24.99% of the current voting rights in SABMiller, is fully supportive of the Transaction.

As part of the Transaction, a number of modifications and conforming amendments are proposed to be made to the existing relationship agreement between SABMiller and Altria which was entered into at the time of the acquisition by SABMiller of Miller Brewing Company on 9 July 2002. This will be the subject of a separate resolution which will be proposed at the Extraordinary General Meeting to approve the Transaction, and on which Altria, as a related party of SABMiller, will not vote.

Listings, dealing and settlement

Following Completion, SABMiller will retain its existing stock market listings, including its listing of Ordinary Shares on the Official List of the UK Listing Authority and on the JSE Securities Exchange South Africa.

Applications will be made for the new ordinary shares in SABMiller to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities, and to be listed on the JSE Securities Exchange South Africa.

This announcement has been issued by SABMiller and is the sole responsibility of SABMiller.

Merrill Lynch is acting for SABMiller in connection with the proposed transaction and no one else and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of Merrill Lynch nor for providing any advice in relation to the transaction.

JPMorgan Cazenove is acting for SABMiller in connection with the proposed transaction and no one else and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of JPMorgan Cazenove nor for providing any advice in relation to the transaction.

Lehman Brothers, Morgan Stanley and Citigroup are acting for BC in connection with the proposed transaction and no one else and will not be responsible to anyone other than BC for providing the protections afforded to clients of Lehman Brothers, Morgan Stanley and Citigroup, or for providing any advice in relation to the transaction. Citigroup, Lehman Brothers and Morgan Stanley are acting for SDG in connection with the proposed transaction and no one else and will not be responsible to anyone other than SDG for providing the protections afforded to clients of Citigroup, Lehman Brothers and Morgan Stanley, or for providing any advice in relation to the transaction.

This announcement is for information only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice or an inducement to enter into investment activity. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire SABMiller securities in any jurisdiction.

The distribution of this announcement may be restricted by law. Persons into whose possession this announcement comes are required by SABMiller to inform themselves about and to observe any such restrictions.

This announcement includes 'forward-looking statements'. These forward-looking statements contain the words "anticipate", "believe", "intend", "estimate", " expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding SABMiller's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to SABMiller's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of SABMiller to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding SABMiller's present and future business strategies and the environment in which SABMiller will operate in the future. These forward-looking statements speak only as at the date of this announcement. SABMiller expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in SABMiller's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

END

STRUKSNRVURBARR

REG-Scot.& Newcastle Brand Distribution Agreement
Released: 21/07/2005

RNS Number:1190P
Scottish & Newcastle PLC
21 July 2005

21 July 2005

SCOTTISH & NEWCASTLE PLC

Continuation of S&N strategy to focus on key brands by entering into a new contractual arrangement with SABMiller in the UK.

Scottish & Newcastle plc (S&N) today announces that they have reached a new contractual arrangement to cover the brewing, marketing, sales and distribution of certain SABMiller plc brands in the UK. Under the terms of the contract, S&N UK will continue to brew Miller Genuine Draft (MGD) and Miller Beer and will retain its role in marketing and distributing the Miller Beer brand. SABMiller will assume direct management control of Miller Genuine Draft and Peroni Nastro Azzurro.

As a consequence of the new contractual arrangements, S&N UK will have the opportunity to further develop the Miller Beer brand, particularly in Scotland. SABMiller will set up a stand-alone organisation to sell, distribute and market Miller Genuine Draft and Peroni Nastro Azzurro in the UK.

The deal will be modestly earnings enhancing and strategically significant as it further consolidates the S&N UK business around the four key drive brands of Foster's, Kronenbourg 1664, John Smith's and Strongbow. This is a further move, in addition to the Beck's transfer announced on 27 May 2005, by S&N UK to follow its stated strategy to focus on these key brands which grew sales volumes by 4.5% in 2004 and are the key drivers of growth.

This new agreement will take effect on 30th January 2006.

Notes to editors:

- S&N UK has been exclusive distributor of MGD since 1997. It has distributed Peroni Nastro Azzurro in the UK off trade since 2000.
- MGD represented c.1.3% of S&N UK 2004 beer and cider volumes, with Peroni Nastro Azzurro representing c. 0.3%.
- S&N UK is the market leader with a 27% market share in 2004, UK operating profit increased by 11.4% to £176million and S&N UK's beer and cider volumes were up by 1.0%, ahead of the UK beer and cider market at +0.4%.
- S&N UK increased A&P investment by 20% in 2004.
- The arrangement for the brewing, sales, marketing and distribution of the SABMiller brands in the Republic of Ireland and in Northern Ireland will remain unchanged by this announcement.

Enquiries to:
Nadja Schaufele (Investors)   +44 (0)131 528 2000
Linda Bain (Media)   +44 (0)131 528 2000

END
MSCILFLRDFIIFIE

REG-SABMiller PLC Launch of New Operating Co.
Released: 21/07/2005

RNS Number:1141P
SABMiller PLC
21 July 2005

Ref: 15/2005

SABMiller to invest £30 million to promote key brands in the UK

London and Johannesburg, 21 July 2005: SABMiller plc today announces the launch of MILLER BRANDS (UK) Limited, a new operating company which will manage the sales, marketing and distribution of Pilsner Urquell, Peroni Nastro Azzurro, Miller Genuine Draft and Castle Lager in the UK. For the first time, MILLER BRANDS will drive the strategic direction and investment for all four of SABMiller's premium brands in the UK. An initial investment of £30 million (US$52 million) over the next two years signals the company's determination to increase its share of the premium beer market

As part of this move, SABMiller has reached a new agreement with Scottish & Newcastle plc to transfer the marketing and distribution rights for Miller Genuine Draft to MILLER BRANDS from January 2006. At the same time Scottish & Newcastle will transfer back the distribution rights for Peroni Nastro Azzurro in the off-trade. Scottish & Newcastle will continue to contract brew Miller Genuine Draft and manage the 'Miller Beer' brand under licence in the UK.

Gary Whitlie, Managing Director of MILLER BRANDS, commented:

"We have an exciting portfolio of well known international brands that we believe has strong growth potential in the UK. Our investment of £30 million demonstrates our commitment to this market and we are determined to bring a fresh approach to satisfying the needs of our customers and consumers. This is a premium brand business which will leverage our considerable global experience in building profitable beer brands."

Physical distribution of product will commence in October 2005 when MILLER BRANDS takes over responsibility for Pilsner Urquell, Castle Lager and Peroni Nastro Azzurro (on-trade). Miller Genuine Draft will follow in January 2006. The company is based at SABMiller House in Woking and initially creates 35 new jobs.

For further information on MILLER BRANDS please visit the website: www.millerbrands.co.uk

Notes to editors:

SABMiller plc

SABMiller plc is one of the world's largest brewers, with 2004/05 lager sales volumes in excess of 148 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group generated US$2,194 million pre-tax profit from a turnover of US$14,543 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the SABMiller website, www.sabmiller.com

High resolution images are available for the media to view and download free of charge from www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel. +44 20 7659 0119 Mob: +44 7717 428540

James Crampton Media Relations Manager Tel: +44 20 7659 0172
Mob: +44 7795 208158

END

STRRMMATMMJTBTA

REG-SABMiller PLC Acquisition
Released: 25/07/2005

RNS Number:2396P
SABMiller PLC
25 July 2005

Ref: 16/2005

PROPOSED ACQUISITON OF MINORITY INTEREST IN THE CZECH REPUBLIC

London and Johannesburg, 25th July 2005. SABMiller plc announces that its wholly owned subsidiary Pilsner Urquell Investments B.V. ("PUI") has initiated a buy-out process to acquire the remaining 3.1% interest held by minority shareholders in the group's Czech operating company, Plzensky Prazdroj a.s. (" Plzensky Prazdroj"). Following the proposed transaction, PUI will be the sole shareholder in Plzensky Prazdroj.

Following an amendment to the Czech Commercial Code and at the request of PUI, Plzensky Prazdroj's majority shareholder, the board of directors of Plzensky Prazdroj has called an extraordinary general meeting of shareholders ("EGM") at which it expects PUI's offer to minority shareholders to be approved. The value of the gross assets to be acquired is US$18.0 million or CZK446.7 million (representing 3.1% of total gross assets). The EGM is expected to take place on 26th August 2005 and the acquisition of the minority shareholders' interest is expected to complete in October 2005.

Ends

Notes to editors:

SABMiller plc

SABMiller plc is one of the world's largest brewers, with 2004/05 lager sales volumes in excess of 148 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group generated US$2,194 million pre-tax profit from a turnover of US$14,543 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Plzensky Prazdroj

Plzensky Prazdroj is the leading brewing company in the Czech Republic with lager sales volumes of over 9.7m hls in 2004/05 in over 50 countries. Its main brands are Pilsner Urquell, Gambrinus, Radegast and Velkopopovicky Kozel.

Website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0119 Mob: +44 7717 428540
Nigel Fairbrass	Head of Media Relations	Tel: +44 20 7659 0105

Mob: +44 7799 894265

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

ACQILFFTDSIVFIE

REG-SABMiller PLC Trading Statement
Released: 28/07/2005

RNS Number:4158P
SABMiller PLC
28 July 2005

Ref: 17/2005

SABMiller plc AGM Trading Statement

London and Johannesburg, 28 July 2005. At the Annual General Meeting of SABMiller plc (SABMiller) today, Graham Mackay, chief executive of SABMiller, commented on the group's overall performance for the three months ended 30 June 2005.

Mr Mackay said: "The group has achieved a good start to the financial year, with the financial and volume performance for the first quarter to 30 June being in line with our expectations at the time of our preliminary results announcement in May of this year. All of our major businesses have contributed towards an increase in adjusted earnings per share for this period when compared with the prior year.

"In North America, Miller's US domestic sales to retailers (STRs) increased by 1.0% over the prior year, reflecting the continued growth of the Miller Lite brand in a weak and competitive industry trading environment. Miller Lite performance was partially offset by a net reduction in the volume of other brands but within these the Milwaukee's Best and High Life franchises achieved growth.

"Total regional beverage volumes in Central America were in line with the prior year. However, as expected, excise and competitive pressures continued to impact our beer business, with volumes lower than the prior year.

"Our Europe business has produced good results with organic lager growth of some 6% across the division. Most of our European operations have seen volume and share growth in the quarter led by Poland and driven primarily by marketing and sales initiatives.

"The Africa & Asia business achieved organic growth in lager volume of some 15%, principally due to improved trading conditions in certain of our China regions and in Tanzania and Mozambique. In Africa, our lager volumes grew, despite the Botswana currency devaluation, and the business continues to post volume growth in carbonated soft drinks.

"In South Africa, beer volumes were in line with the prior year on a comparable basis (adjusting for the transfer of management responsibility to the Africa division for exports to Angola during 2004) despite poor trading conditions in April, which were subsequently off-set by improved trading in May and June. April's volume performance was also impacted by the absence of an Easter period. Soft drinks volumes showed strong growth, rising by some 6% during the period."

Ends

Notes to editors:

SABMiller plc is one of the world's largest brewers, with 2004/05 lager volumes in excess of 148 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group generated US$2,194 million pre-tax profit from a turnover of US$14,543 million. SABMiller plc is listed on the

London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0174
Nigel Fairbrass	Head of Media Relations	Tel: +44 7799 894265

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

TSTRPMMTMMBTBPA

REG-SABMiller PLC Result of AGM
Released: 28/07/2005

RNS Number:4306P
SABMiller PLC
28 July 2005

SABMiller plc

28 July 2005 The board of SABMiller plc announces the results of the polls taken on all resolutions at the Annual General Meeting of the Company, held earlier today. All resolutions were approved by substantial majorities ranging from 95% to 100%. Full details of the poll results are set out below and will also be available on the Company's website: www.sabmiller.com

Resolution		VOTES FOR	% FOR*	VOTES AGAINST	%
1	To receive and adopt the financial statements for the year ended 31 March 2005, together with the reports of the directors and auditors therein.	806,070,299	99.36	5,190,102	
2	To approve the directors' remuneration report contained in the Annual Report for the year ended 31 March 2005.	800,968,729	96.23	31,419,805	
3	To elect Mr J A Manzoni as a director of the Company.	833,289,510	99.80	1,708,037	
4	To re-elect Mr M C Ramaphosa as a director of the Company.	830,750,098	99.57	3,600,182	
5	To re-elect MR E A G Mackay as a director of the Company.	829,825,206	99.52	4,011,745	
6	To declare a final dividend of 26 US cents per share.	836,608,610	100.00	3,099	
7	To re-appoint PriceWaterhouseCoopers LLP as auditors to hold office from the conclusion of the Meeting until the conclusion of the next Annual general Meeting.	819,867,662	98.13	15,601,497	
8	To authorise the directors to fix the remuneration of the auditors.	835,573,225	99.85	1,271,114	
9	To give a general power and authority to the directors under Section 80 of the Companies Act 1985 to allot relevant securities.	799,143,793	95.51	37,602,568	
10	To give a general power and authority to the directors under Section 89 of the Companies Act 1985 to allot ordinary shares for cash otherwise than pro rata to all shareholders.	793,956,593	94.88	42,886,018	
11	To give a general authority to the directors to make market purchases of ordinary shares of US$0.10 each in the capital of the Company.	809,795,586	96.77	27,036,751	
12	To approve the Contingent Purchase Contract.	809,439,420	96.76	27,065,828	

*Votes 'FOR' include those votes giving the Chairman discretion

** The votes 'Withheld' are not counted towards the votes cast at the Annual General Meeting.

Full details of the resolutions were set out in the Notice of Annual General Meeting, dated 6 June 2005

Resolutions 1 to 9 were ordinary resolutions, requiring more than 50% of shareholders' votes to be for the resolutions.

Resolutions 10, 11 and 12 were special resolutions, requiring at least 75% of shareholders' votes to be for the resolutions

Copies of all the resolutions passed, other than ordinary business, have been submitted to the UK Listing Authority ("UKLA") and will soon be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

A.O.C. Tonkinson, Group Secretary:
Tel: 020 7659 2118

END

RAGBDGDRIUDGGUI

REG-SABMiller PLC Director/PDMR Shareholding
Released: 01/08/2005

RNS Number:5578P
SABMiller PLC
01 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or deb of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the iss should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discha managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shar the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

SABMILLER PLC

....

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR3.1.4.R(1)(a)

....

3. Name of person discharging managerial responsibilities

Mr. A.O.C. TONKINSON

....

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3 ABOVE

....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$0.10 EACH

....

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. A.O.C. TONKINSON

....

....

8 State the nature of the transaction

EXERCISE OF SHARE OPTIONS (UNAPPROVED NO 2 SCHEME) AND SUBSEQUENT SALE OF SHARES

....

....

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

....

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

....

11. Number of shares, debentures or financial instruments relating to shares disposed

28,353 ORDINARY SHARES OF US$0.10 EACH

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NEGLIGIBLE

....

13. Price per share or value of transaction

SHARES SOLD AT £9.975 EACH

....

14. Date and place of transaction

28 JULY 2005 - LONDON

....

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

6,715 ORDINARY SHARES NEGLIGIBLE PERCENTAGE

....

16. Date issuer informed of transaction

29 JULY 2005

....

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

LORRAINE SADKOWSKI +44 1483 264026

....

Name and signature of duly authorised officer of issuer responsible for making notification

Mr. A.O.C. TONKINSON, COMPANY SECRETARY

....

Date of notification

01 August 2005

....

END

END

RDSEADPFEFKSEFE

REG-SABMiller PLC Directorate Change
Released: 29/07/2005

RNS Number:4986P
SABMiller PLC
29 July 2005

SABMiller plc

Friday 29 July, 2005. The Board of Directors of SABMiller plc ("the Board") announces that Mr. Ning Gaoning stepped down from the Board, following the Company's AGM held in London yesterday. Mr Ning had decided not to offer himself for re-election, in light of pressures relating to increased commitments due to a new appointment as Chairman of China National Cereals, Oils and Foodstuffs Corp. Mr. Ning was previously Chairman of Chinese Resources Enterprise Ltd, SABMiller's joint venture partner in China.

Speaking at the AGM, Meyer Kahn, Chairman of SABMiller plc, said: "Frank played a large part in establishing and expanding our interests in China, and his contribution has been much appreciated."

AOC Tonkinson
Company Secretary

END

BOAUKSSRVURBUAR

REG-SABMiller PLC Director/PDMR Shareholding
Released: 01/08/2005

RNS Number:5575P
SABMiller PLC
01 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or deb of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the iss should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discha managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shar the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

SABMILLER PLC

....

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) transaction notified in accordance with DR3.1.4R(1)(a)

....

3. Name of person discharging managerial responsibilities

Mr. N.J. ADAMI

....

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

....

5. Indicate whether the notification is in respect of a holding of the person

referred to in 3 or 4 above or in respect of a non-beneficial interest

HOLDING OF PERSON REFERRED TO IN 3 ABOVE

....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$0.10 EACH

....

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. N.J. ADAMI

....

....

8 State the nature of the transaction

EXERCISE OF OPTIONS (RSA SCHEME) AND SUBSEQUENT SALE OF SHARES

....

....

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

....

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

....

11. Number of shares, debentures or financial instruments relating to shares disposed

100,000 ORDINARY SHARES OF US$0.10 EACH

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NEGLIGIBLE

....

13. Price per share or value of transaction

SHARES SOLD AT R116.10

....

14. Date and place of transaction

29 JULY 2005 - JOHANNESBURG, SOUTH AFRICA

....

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

39,352 ORDINARY SHARES (NEGLIGIBLE PERCENTAGE)

....

16. Date issuer informed of transaction

29 JULY 2005

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If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

LORRAINE SADKOWSKI + 44 1483 264026

....

Name and signature of duly authorised officer of issuer responsible for making notification

Mr. A.O.C. TONKINSON, COMPANY SECRETARY

....

Date of notification

01 August 2005

....

END

END

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